April 4, 2012
Via EDGAR
Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:     CoreLogic, Inc.
Form 10-K for the Fiscal Year ended December 31, 2010, Filed on March 14, 2011
Form 8-K filed on May 5, 2011
Form 10-Q for the Quarterly Period ended September 30, 2011, Filed on
November 4, 2011
File No. 001-13585

Dear Mr. Krikorian:

Thank you for your letter dated February 29, 2012 addressed to CoreLogic, Inc. (“we”, “CoreLogic” or the “Company”) setting forth one additional comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the documents listed above, and in response to CoreLogic's letter to the Staff dated February 10, 2012.

To facilitate the Staff's review, we have keyed our responses to the headings and numbered comments used in the Staff's comment letter, which are reproduced in italics below. Our response follows the comment. We note that references to prior comments refer to the letters from the Staff to CoreLogic dated November 30, 2011 and February 2, 2012.

Form 10-K for the Fiscal Year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
External cost of revenues, page 31

1.
We acknowledge your response to prior comment 1. However, we believe that the income statement presentation should conform with Rule 5-03 of Regulation S-X. In this regard, the salaries and benefits should be presented in an applicable functional classification based on an allocation method the company deems appropriate.

Company response:

In our response, we incorporate our oral discussions with the Staff on March 5, 2012 and March 12, 2012.

As discussed with the Staff, the Company intends to reclassify salaries and benefits into cost of sales and selling, general, administrative (“SG&A”) expenses in an applicable functional classification in accordance with Rule 5-03 of Regulation S-X. In addition, the Company will also reclassify other operating expenses into cost of sales and SG&A. For the reasons outlined below, the Company respectfully requests to commence with this classification beginning with the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (“2012 10-K”).

The Company was formed in connection with the June 2010 separation of the financial services business from The First American Corporation (the Company's predecessor entity). Prior to June 2010, the Company operated primarily as a title insurance company under Article 7 of Regulation S-X and was not required to disaggregate costs pursuant to Rule 5-03 of Regulation S-X. Subsequent to its formation as a stand-alone public company, the Company undertook a significant restructuring of its business operations which was largely concluded as of December 31, 2011.

The Company's historical financial systems were designed to support a financial statement display consistent with a title insurance company. The Company does not have current or historical information on a disaggregated basis. The Company has commenced the planning process required to convert its reporting systems to reclassify salaries and benefits and other operating expenses into cost of sales and SG&A expenses. This effort will encompass employee and other operating expenses that cross multiple functions in numerous businesses (with different cost structures, financial systems and locations), and will require the development of new allocation methodologies to ensure the information is presented on a consistent basis over multiple periods. A significant remapping of the Company's general ledger and reporting systems is necessary to capture the data required for the segregation and reporting of cost of sales and SG&A. As a result, the full conversion process will require extensive resources, time and effort to adequately design and compile the required information in order to provide information that is accurate and comparable for all presented periods.

Once the remapping is completed, the Company will need time to review and test its final systems and processes and also have these changes reviewed by the Company's independent auditors to ensure the information is accurate, useful and comparable between periods. The Company cannot reasonably foresee implementing these changes until the end of the Company's fiscal year 2012; therefore, the Company proposes to begin presenting in this fashion with the 2012 10-K.

In addition, this reporting change is not a correction of the total costs and expenses previously reported and will have no impact on the statement of operations in terms of overall revenues, operating income, net income or earnings per share. Moreover, the Company is not required to and does not present a sub-total for gross profit on the face of the statement of operations, and the Company provides disclosure in MD&A and footnote 2 to the consolidated financial statements that external cost of revenues does not include salaries and benefits. Furthermore, this reporting change does not impact the Company's balance sheet or cash flows.

The Company believes analysts, investors and other parties who rely on its financial statements focus on revenues, operating income and other measures which are unaffected by this reporting change.  Therefore, reclassifying these expenses on a functional basis will not be material to the financial statements as a whole and the current financial statements as filed on Form 10-K are reliable for financial statement users. We believe the Company's disclosure controls are effective and there are no material issues with respect to the effectiveness of the Company's currently outstanding registration statements. In determining that there was no material weakness, we considered the guidance in PCAOB's AS5 paragraph 69.

In our discussions, the Staff asked if we should amend the Form 10-K for the year ended December 31, 2011 (“2011 10-K”). For the reasons stated above, the Company believes the reclassifications of cost of goods sold and SG&A should be incorporated into its 2012 Form 10-K. The Company believes an amendment to the 2011 10-K is not necessary or practical as amendments are generally only required when there is a material error.

We also propose including additional disclosure in the MD&A and the notes to our consolidated financial statements in future filings once the change in presentation is made to indicate that the presentation of the relevant income statement line items has been revised from previous presentation to conform to the new presentation format.

***

In the instances indicated above, we believe that revisions in response to the Staff's comments will enhance our disclosure. However, we believe that the filings in question substantially comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.
We acknowledge that:

—	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;
—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and
—	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We are available to discuss any of our responses at your convenience.
If there is anything we can do to facilitate your review, please do not hesitate to contact Terry Theologides, General Counsel (714-250-7662). In addition, you are welcome to contact Brian Lane at 202-887-3646.

Very truly yours,

CORELOGIC, INC.

By: /s/ Frank D. Martell
Name: Frank D. Martell
Title: Chief Financial Officer

Copy to: Brian J. Lane, Gibson, Dunn & Crutcher LLP
John May, PriceWaterhouseCoopers LLP
Gregory D. Njoes, PriceWaterhouseCoopers LLP